meridian Waste solutions, inc.

ONE GLENLAKE PARKWAY NE, SUITE 900

ATLANTA, GA 30328

December 21, 2017

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Information Statement on Schedule 14C
Filed November 14, 2017

Dear Ms. Long:

By letter dated December 14, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Information Statement on Form 14C, filed with the Commission on November 14, 2017 (the “Information Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.	We note your response to the oral comment we issued on November 22, 2017 and we re-issue our comment. Please explain to us and revise your disclosure to clarify how Meridian Waste Solutions, Inc. has complied with Securities Exchange Act of 1934 Rule 14c-2(b) with respect to the issuance of the Series E preferred stock. In this regard, we note that the designations of the Series E preferred stock included in your Certificate of Amendment to Certificate of Incorporation filed with your Current Report on Form 8-K filed on October 23, 2017 state that shareholder approval is required for issuance of the Series E preferred stock. Alternatively, please revise your disclosure to explain to investors that you may have taken action inconsistent with Rule 14c-2(b).

Response: The Company has revised its disclosures in the Information Statement, in the section entitled “Series E Preferred Stock,” to address the foregoing. The final paragraphs in such section will provide as follows:

The Series E Designations, in Section III.A., provide that upon “approval of the issuance of the Series E Preferred, having such designations, rights and preferences as are set forth herein, by the Company’s common stockholders and the holder of Series A Preferred Shares voting together as a group, each Holder shall have the right, at any time commencing after the issuance, to convert the Stated Value of such shares, as well as accrued but unpaid declared dividends on the Series E Preferred Stock (collectively “Conversion Amount”) into fully paid and non- assessable shares of Common Stock of the Company (“Conversion Shares”).” Essentially, pursuant to the Series E Designations, the Series E Approval is required as a condition precedent to the effectiveness of the main economic terms of the Series E Designations, including the Conversion Price and issuance of dividends, but was not required as a condition precedent to the actual issuance of shares of Series E Preferred. The Series E Approval is required for the Company to comply with NASDAQ Marketplace Rule 5635(d), which requires shareholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders (as defined in the NASDAQ Marketplace Rules) of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Such shareholder approval has been delivered via written consent; however, the Series E Approval is not yet effective because the requirements of Rule 14c have not yet been met, but will become effective on the date that is twenty (20) calendar days after the mailing of this Information Statement to stockholders.

The Company has already filed the Amendment to Certificate and issued shares of Series E Preferred, as the Series E Approval was not required as a condition precedent to such filing or such issuance. The Amendment to Certificate states that the filing of the Amendment to Certificate has been approved by a majority of the stockholders of the Company. The majority stockholders’ approval for the filing of the Amendment to Certificate was delivered in connection with the filing of the amendment to the Company’s Certificate of Incorporation, on June 7, 1995, which amended the Company’s Certificate of Incorporation to include “blank check” preferred stock, expressly permitting the Board to issue shares of preferred stock, in such amounts and with such designations, as the Board may determine in its sole discretion. Because the Series E Approval is not required as a condition precedent to the filing of the Amendment to Certificate, the Company filed the Amendment to Certificate prior to the effectiveness of the Series E Approval; however, the Series E Approval is needed in order to comply with NASDAQ Marketplace Rule 5635(d), which is required for certain key terms of the Series E Designations to become effective and operable.

Shares of Series E Preferred were issued pursuant to the “blank check” authority of the Board. Because the Holders’ rights to convert the Series E Preferred and dividends are predicated upon “approval of the issuance of the Series E Preferred, having such designations, rights and preferences as are set forth herein, by the Company’s common stockholders and the holder of Series A Preferred Shares voting together as a group,” the Company is filing this Information Statement on Schedule 14C with respect to the Shareholder Approval to make effective the shareholders’ approval of the past issuance of shares of the Series E Preferred (which only required Board approval) and the rights set forth in the Series E Designations (which rights require shareholder approval in advance of such rights becoming exercisable in order for the Company to comply with NASDAQ Marketplace Rule 5635(d)). The Shareholder Approval will approve the issuance of the shares of Series E Preferred as is required by the terms of, and for the purposes of, the Series E Designations in order to meet the requirements of NASDAQ Marketplace Rule 5635(d). The Company believes that requiring shareholder approval of certain rights as a condition precedent to the effectiveness of those rights under the Designations, as well as approval of the past issuance of the Series E Preferred, does not result in the shareholder approval becoming a condition precedent for the actual issuance of the Series E Preferred.

In the event that it is determined that the foregoing analysis is incorrect, a violation of Rule 14c-2(b) may be found to have occurred, subjecting the Company to potential penalties and/or other adverse consequences or liability.

Thank you for your assistance in reviewing this filing.

 Very Truly Yours,

/s/ Jeffrey Cosman

Jeffrey Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.